EXHIBIT 12.1

FEDEX CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

(IN MILLIONS, EXCEPT RATIOS)

	Three Months Ended
	August 31,		Year Ended May 31,
	2015	2014	2015	2014	2013	2012 (1)	2011
Earnings:
Income before income taxes	$1,084	$1,012	$1,627	$3,658	$4,338	$(444)	$2,002
Add back:
Interest expense, net of capitalized interest	68	51	235	160	82	52	86
Amortization of debt issuance costs	2	1	5	4	5	5	16
Portion of rent expense representative of interest factor	237	221	908	876	864	797	852

Earnings as adjusted	$1,391	$1,285	$2,775	$4,698	$5,289	$410	$2,956

Fixed Charges:
Interest expense, net of capitalized interest	$68	$51	$235	$160	$82	$52	$86
Capitalized interest	11	8	37	29	45	85	71
Amortization of debt issuance costs	2	1	5	4	5	5	16
Portion of rent expense representative of interest factor	237	221	908	876	864	797	852

	$318	$281	$1,185	$1,069	$996	$939	$1,025

Ratio of Earnings to Fixed Charges	4.4	4.6	2.3	4.4	5.3	—	2.9

(1)	Earnings for 2012 were inadequate to cover fixed charges. Additional earnings of $529 million would have been necessary to bring the ratio for this period to 1.0.